Rule 424(b)(3)
to Registration Statement 333-69830

FALCONSTOR SOFTWARE, INC.
SUPPLEMENT DATED AUGUST 7, 2014
TO
PROSPECTUS DATED OCTOBER 19, 2001

The following information amends and restates the “Selling Stockholders” table contained in the Prospectus dated October 19, 2001, as supplemented on December 4, 2002, June 23, 2003, November 4, 2004 and November 16, 2005 (“Prospectus”) originally relating to the sale of an aggregate of 28,247,984 shares of common stock, $.001 par value (“Common Stock”), by certain persons (“Selling Stockholders”).  All capitalized terms used herein which are not otherwise defined have the meaning ascribed to them in the Prospectus.  The “Selling Stockholders” table is being amended primarily to reflect the transfer of shares previously owned by ReiJane Huai to the Estate of ReiJane Huai.  The Estate of ReiJane Huai has not been an officer, director or employee of the Company for the past three years.  In addition, certain information in the Selling Stockholders table has changed since the effective date of the Registration Statement underlying the Prospectus.

This Prospectus Supplement also updates certain other information in the Prospectus.

The Prospectus and this Prospectus Supplement are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process.  Under this shelf process, selling stockholders may from time to time sell the shares of common stock described in this prospectus in one or more offerings.

All references to “Company,” “we,” “our” or “us” refer solely to FalconStor Software, Inc. and not to the persons who manage us or sit on our Board of Directors or are our stockholders.  Reference to “selling stockholders” refers to those stockholders listed herein under “Selling Stockholders” of this Prospectus Supplement, who may sell shares from time to time as described in this Prospectus Supplement.  All trade names used in the Prospectus and this Prospectus Supplement are either our registered trademarks or trademarks of their respective holders.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by FalconStor, any selling stockholder or by any other person.  Neither the delivery of the Prospectus, the Prospectus Supplement nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.  The Prospectus and this Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus Supplement, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

IMPORTANT INFORMATION

You should read this Prospectus Supplement carefully, including the Risk Factors contained herein as well as the documents set forth under Additional Information below including the “Risk Factors” contained in such documents, our consolidated financial statements, notes to the consolidated financial statements and the other information incorporated by reference into this Prospectus Supplement before making an investment decision.

RISK FACTORS

We have a significant number of outstanding preferred stock and options, the conversion and exercise of which would dilute the then-existing stockholders’ percentage ownership of our common stock, and a smaller number of restricted shares of stock, the vesting of which will also dilute the then-existing stockholders’ percentage ownership of our common stock.

As of June 30, 2014, we had outstanding options to purchase 6,269,802 shares of our common stock, we had an aggregate of 2,628,457 outstanding restricted shares and outstanding Series A redeemable convertible preferred stock convertible into 8,781,516 shares of our common stock. If all of the outstanding options were exercised, the proceeds to the Company would average $4.20 per share. In addition, over the next five years up to an additional 4,390,760 shares of common stock are potentially issuable as dividends with respect to the Series A redeemable convertible preferred stock (based on an assumed dividend rate of 10% per annum).  We also had 3,371,852 shares of our common stock reserved for issuance under our stock plans with respect to options (or restricted stock or restricted stock units) that have not been granted. In addition, if, on July 1st of any calendar year in which our 2006 Incentive Stock Plan, as amended (the “2006 Plan”), is in effect, the number of shares of stock to which options, restricted shares and restricted stock units may be granted is less than five percent (5%) of the number of outstanding shares of stock, then the number of shares of stock available for issuance under the 2006 Plan shall be increased so that the number equals five percent (5%) of the shares of common stock outstanding. In no event shall the number of shares of common stock subject to the 2006 Plan in the aggregate exceed twenty million shares, subject to adjustment as provided in the 2006 Plan.

The exercise of all of the outstanding options and/or the vesting of all outstanding restricted shares, the conversion of our outstanding Series A redeemable convertible preferred stock into common stock, the payment of dividends on our Series A redeemable convertible preferred stock through the issuance of common stock and/or the grant and exercise of additional options and/or the grant and vesting of restricted stock and restricted stock units would dilute the then-existing stockholders’ percentage ownership of common stock, and any sales in the public market of the common stock issuable upon such exercise could adversely affect prevailing market prices for the common stock.  Moreover, the terms upon which we would be able to obtain additional equity capital could be adversely affected because the holders of such securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided by such securities.

We have had only two profitable quarters since 2009. There is no guarantee that we will be able to return to, or to maintain, profitability.

While we were profitable in the fourth quarter of 2013 and the second quarter of 2014, our profitability was the result of a gain recorded from a sale of an investment in the fourth quarter of 2013 and a gain recorded from the settlement with the Estate in the second quarter of 2014, neither of which we expect to recur, and we incurred losses in the first quarter of 2014 and in each of the seventeen quarters preceding the fourth quarter of 2013. We have taken steps to try to reduce or to eliminate the chance of future losses - such as reducing headcount and other expenses and trying to replace lost OEM sales with sales of FalconStor-branded products - but there is no guarantee that we will be able to maintain profitability. As of June 30, 2014, we had approximately $28.8 million in cash, cash equivalents and marketable securities. If losses recur, we will deplete our available cash and we may not be able to continue to fund effective sales and marketing or research and development activities on which we are dependent.

We have undertaken a restructuring to reduce our expenses and to better align our expenses with our business.  There can be no assurance that we have made enough reductions or the right reductions.

In the third quarter of 2013, we began an effort to reduce our expenses significantly in an attempt to help return the Company to profitability.  Among the actions we have taken are:  A reduction in personnel of 30%; closing offices in geographic locations where our expenses have continued to outpace our revenues; and reducing other expenditures.  There can be no guarantee that we have reduced our expenses enough to return the Company to profitability or that the reductions we have made are the right reductions for our business going forward.  There is a risk that the restructuring and reduction in personnel will make it more difficult to grow the business and service our customers.

We have an agreement with Violin Memory for the licensing and the development of software in return for $12 million.  If we do not develop the software, we will not receive the money and we could be short on capital in the future.

In July, 2013, we signed an agreement with Violin Memory under which Violin will pay us $12 million for licenses to certain of our software and for further development of that software.  We have received $7.5 million under that agreement.  Receipt of the remaining $4.5 million is broken into several payments and is contingent upon our successful development of future versions of the software within a designated time period. If we are unable to develop the software, we will not receive the additional payments and we could be short on capital in the future. In addition, certain provisions of the Violin agreement could require us to return some or all of the money that we have already received.

We have had significant turnover in our senior management.

On June 28, 2013, James P. McNiel voluntarily resigned his positions as President and Chief Executive Officer of the Company.  Gary Quinn has been named President and Chief Executive Officer.

In addition to Mr. McNiel’s resignation, in the past few years we have had turnover in other senior positions.

Following the close of the first quarter of 2014, the General Manager of our Asia/Pacific region resigned.  For now, we have chosen not to hire a new general manager for the region while we determine the best management structure for the region.

We have filled these positions with highly qualified individuals with extensive storage and software company experience. However, there can be no guarantee that the new senior management will be able to get up to speed and successfully manage the Company. In addition, with the exception of Gary Quinn, we have no employment agreements with any of our senior management and there can be no assurance that we will be able to retain any or all of the members of the senior management team.

A significant portion of our revenue is concentrated with one customer.

Hitachi Data Systems provided 11% of our revenue in the second quarter of 2014.

Our increased emphasis on sales of turn-key appliances may not be successful and exposes us to supply, inventory and support risks.

We continue to emphasize sales of turn-key appliances.  These appliances consist of our branded software loaded onto industry standard hardware. The hardware, while purchased from third parties, is FalconStor branded. There can be no guarantee that we will be more successful selling these appliances than we have been selling software-only solutions.

In addition, the continued emphasis on appliances creates the following risks:

•
Supply.  We are dependent on third parties for the supply of the hardware. If we cannot obtain adequate supplies of the hardware, we could lose sales and revenues. If our hardware suppliers discontinue certain models, our sales could be disrupted while we find and certify replacement models. If customer orders exceed our expectations, we may not be able to deliver all of the appliances to meet those orders in a particular quarter.

•
Inventory.  In order to mitigate supply issues, we maintain an inventory of appliances. We spend money on this inventory in advance of customer orders. This is money that could have been used for other purposes or that could have been invested. If the inventory is inadequate, we may lose sales or not be able to fulfill orders in a particular quarter. If the inventory is excessive, we could end up with obsolete hardware for which we have paid and for which we are unable to find buyers, leaving us with a loss.

•
Support.  While our suppliers are responsible for providing us with support for their hardware, our customers look to us for support of the entire appliance. We are responsible for coordinating all support for the appliance, whether the problem relates to the software or to the hardware. This increases the burden on our support group and may require us to hire additional support personnel.

We are highly dependent on one third party for the supply of hardware.  Changes made by this third party could impact our ability to sell our bundled solutions.

We install our software on industry-standard hardware.  We purchase nearly all of that hardware from Dell.  We test our software with the Dell hardware to make sure that the software runs smoothly.  From time to time, Dell makes modifications to the hardware or stops offering certain hardware models.  In those instances, we need to recertify that our software operates properly on the revised or new hardware.  This testing takes time.  If it is discovered that we need to modify our software to operate properly with the revised or new hardware, we need time to make the changes and to certify that the software runs smoothly.  These delays can impact our ability to ship our products in a timely manner and could negatively impact our results.

We are highly dependent on one third party for the supply of hardware and this third party may be dependent on others for components. Any disruption in the supply chain could impact our ability to ship our products.

We install our software on industry-standard hardware.  We purchase nearly all of that hardware from Dell.  The Dell hardware contains many components.  Should Dell experience disruption in its supply chain, Dell might not be able to provide us with enough hardware to meet our needs.  For example, in 2011, flooding in Thailand caused significant disruptions in the worldwide supply of hard disk drives.  We were warned by Dell that this could result in the rationing of Dell hardware.  Fortunately, Dell was able to meet all of our requirements.  But there can be no guarantee that a similar disruption in the supply chain will not impact our ability to source all of the hardware we require.  If we are unable to acquire the necessary hardware, our revenues will be impacted negatively.

Due to the uncertain and shifting development of the data protection and network storage software markets and our reliance on our partners, we may have difficulty accurately predicting revenue for future periods and appropriately budgeting for expenses.

The rapidly evolving nature of the data protection and network storage software markets in which we sell our products, the degrees of effort and success of our partners’ sales and marketing efforts, and other factors that are beyond our control, reduce our ability to accurately forecast our quarterly and annual revenue. However, we must use our forecasted revenue to establish our expense budget. Most of our expenses are fixed in the short term or incurred in advance of anticipated revenue. As a result, we may not be able to decrease our expenses in a timely manner to offset any shortfall in revenue.

If we are unable to develop and manufacture new products that achieve acceptance in the data protection and the network storage software markets, our operating results may suffer.

The data protection and the network storage software markets continue to evolve and as a result there is continuing demand for new products. Accordingly, we may need to develop and manufacture new products that address additional data protection or network storage software market segments and emerging technologies to remain competitive in the data storage software industry. We are uncertain whether we will successfully qualify new data protection or network storage software products with our customers by meeting customer performance and quality specifications. Any failure to address additional market segments could harm our business, financial condition and operating results.

Our next generation products have been delayed, and there can be no guarantee that we will be able to release them in a timely manner.

We now intend to release our next generation products in stages over the next twelve months.  It is possible that the development schedule could be delayed again or that we will not be able to develop certain features.  Because our customers expect continuous improvements and innovations, any additional delays in the release of new products could have a material negative impact on our results.

We recently introduced Optimized Deduplication and Backup 8.0.  If this new product does not gain market acceptance, or if our strategy of merging our various products onto one platform is not accepted by the marketplace, our results will suffer.

In February, 2014, we released Optimized Deduplication and Backup 8.0.  This product takes the functionality of two of FalconStor’s existing products, VTL (Virtual Tape Library) and FDS (File-interface Deduplication System), and combines them into a single platform with a common user interface.  We plan to release new solutions over the course of the year, to bring all of the elements of data management into a single, unified data management and services platform with a common user interface.  If these products do not gain market acceptance, or if our strategy of merging the elements of data management onto a single platform is flawed, our results will suffer.

Our products must conform to industry standards in order to be accepted by customers in our markets.

Our current products are only one part of a storage system. All components of these systems must comply with the same industry standards in order to operate together efficiently. We depend on companies that provide other components of these systems to conform to industry standards. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by OEM customers or end users. If other providers of components do not support the same industry standards as we do, or if competing standards emerge, our products may not achieve market acceptance, which would adversely affect our business.

Our products may have errors or defects that could result in reduced demand for our products or costly litigation.

Our solutions are complex and are designed to be deployed in large and complex networks. Many of our customers have unique infrastructures, which may require additional professional services in order for our software to work within their infrastructures. Because our products are critical to the networks of our customers, any significant interruption in their service as a result of defects in our product could result in damage to our customers. These problems could cause us to incur significant service and engineering costs, divert engineering personnel from product development efforts and significantly impair our ability to maintain existing customer relationships and attract new customers. In addition, a product liability claim, whether successful or not, would likely be time consuming and expensive to resolve and would divert management time and attention. Further, if we are unable to fix the errors or other problems that may be identified in full deployment, we would likely experience loss of or delay in revenues and loss of market share and our business and prospects would suffer.

Our other products may also contain errors or defects. If we are unable to fix the errors or other problems that may be discovered, we would likely experience loss of or delay in revenues and loss of market share and our business and prospects would suffer.

Failure of storage appliances to integrate smoothly with end user systems could impact demand for the appliances.

We offer our software on a stand-alone basis and as part of an appliance in which we install our software onto third party hardware. In addition, we have entered into agreements with resellers and OEM partners to develop storage appliances that combine VTL, CDP, NSS or FDS functionality with third party hardware to create single purpose turnkey solutions that are designed to be easy to deploy. If the storage appliances are not easy to deploy or do not integrate smoothly with end user systems, the basic premise behind the appliances will not be met and sales would suffer.

Issues with the hardware on which our software products are installed could increase our support costs and result in lower sales of our products.

We deliver some of our products, both through our resellers and directly to end-users, installed on third party hardware. If the hardware does not function properly, our support costs will go up. We will have to arrange or pay for the repair or replacement of the broken hardware and we may have to increase the size of our support operations. Hardware reliability issues could also cause resellers and end-users to refuse to make purchases from us, even if our software products function properly.

We rely on our resellers and our OEM customers for most of our sales.

The vast majority of our sales come from sales to end users of our products by our resellers and by our OEM customers. These resellers and OEM customers have limited resources and sales forces and sell many different products, both in the data protection and the network storage software markets and in other markets. The resellers and OEM customers may choose to focus their sales efforts on other products in the data protection and the network storage software markets or other markets. The OEM customers might also choose not to continue to develop or to market products which include our products. This would likely result in lower revenues to us and would impede our ability to grow our business.

The failure of our resellers to sell our products effectively could have a material adverse effect on our revenues and results of operations.

We rely significantly on our value-added resellers, direct market resellers, systems integrators and corporate resellers, which we collectively refer to as resellers, for the marketing and distribution of our software products and our services. However, our agreements with resellers are generally not exclusive, are generally renewable annually and in many cases may be terminated by either party without cause. Many of our resellers carry products that are competitive with ours. These resellers may give a higher priority to other products, including those of our competitors, or may not continue to carry our products at all. If a number of resellers were to discontinue or reduce the sales of our products, or were to promote our competitors’ products in lieu of ours, it would have a material adverse effect on our future revenues. Events or occurrences of this nature could seriously harm our sales and results of operations. In addition, we expect that a significant portion of our sales growth will depend upon our ability to identify and attract new reseller partners. The use of resellers is an integral part of our distribution network. We believe that our competitors also use reseller arrangements. Our competitors may be more successful in attracting reseller partners and could enter into exclusive relationships with resellers that make it difficult to expand our reseller network. Any failure on our part to expand our network of resellers could impair our ability to grow revenues in the future.

We must maintain our existing relationships and develop new relationships with strategic industry partners.

Part of our strategy is to partner with major third-party software and hardware vendors who integrate our products into their offerings and/or market our products to others. These strategic partners often have customer or distribution networks to which we otherwise would not have access or the development of which would take up large amounts of our time and other resources. There is intense competition to establish relationships with these strategic partners. We cannot guarantee that our current strategic partners, or those companies with whom we may partner in the future, will continue to be our partners for any period of time. If our software was to be replaced in an OEM solution by competing software, or if our software is not selected by OEMs for future solutions, it would likely result in lower revenues to us and would impede our ability to grow our business.

We rely on channel partners to sell our solutions, and disruptions to, or our failure to develop and manage our channel partners would harm our business.

Our future success is partially dependent upon establishing and maintaining successful relationships with the right channel partners. A majority of our revenue is generated by sales through our channel partners, and we expect channel sales to continue to make up the majority of our total revenue in the future. Accordingly, our revenues are largely dependent on the effective sales and lead generation activities of these channel partners.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training. Those processes and procedures may become increasingly complex and difficult to manage as we grow our organization. We have no minimum purchase commitments from any of our channel partners, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may provide incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our solutions. Our channel partners may choose not to offer our solutions exclusively or at all. Establishing relationships with channel partners who have a history of selling our competitors’ products may also prove to be difficult. In addition, some of our channel partners are also competitors. Our failure to establish and maintain successful relationships with channel partners would harm our business and operating results.

The data protection and network storage software markets are highly competitive and intense competition could negatively impact our business.

The data protection and network storage software markets are intensely competitive even during periods when demand is stable. Some of our current and potential competitors have longer operating histories, significantly greater resources, broader name recognition and a larger installed base of customers than we have. Those competitors and other potential competitors may be able to establish or to expand network storage software offerings more quickly, adapt to new technologies and customer requirements faster, and take advantage of acquisition and other opportunities more readily.

Our competitors also may:

•	consolidate or establish strategic relationships among themselves to lower their product costs or to otherwise compete more effectively against us; or

•	bundle their products with other products to increase demand for their products.

In addition, some OEMs with whom we do business, or hope to do business, may enter the market directly and rapidly capture market share. If we fail to compete successfully against current or future competitors, our business, financial condition and operating results may suffer.

Our ability to sell our products is highly dependent on the quality of our services offerings, and our failure to offer high quality support and professional services would have a material adverse affect on our sales of our products and results of operations.

Our services include the assessment and design of solutions to meet our customers’ data protection and storage management requirements and the efficient installation and deployment of our products based on specified business objectives. Further, once our products are deployed, our customers depend on us to resolve issues relating to our products. A high level of service is critical for the successful marketing and sale of our software. If our partners or we do not effectively install or deploy our applications, or succeed in helping our customers quickly resolve post-deployment issues, it would adversely affect our ability to sell software products to existing customers and could harm our reputation with potential customers. As a result, our failure to maintain high quality support and professional services would have a material adverse effect on our sales of our products and results of operations.

Failure to achieve anticipated growth could harm our business and operating results.

Achieving our anticipated growth will depend on a number of factors, some of which include:

•	retention of key management, marketing and technical personnel;

•	our ability to increase our customer base and to increase the sales of our products; and

•	competitive conditions in the network storage infrastructure software market.

We cannot assure you that the anticipated growth will be achieved. The failure to achieve anticipated growth could harm our business, financial condition and operating results.

Our revenues depend in part on spending by corporate customers.

The operating results of our business depend in part on the overall demand for data protection and network storage software. Because the market for our software is primarily major corporate customers, any softness in demand for data protection or network storage software may result in decreased revenues.

Our revenue may be impacted by the use of flexible terms.

On occasion the Company may enter into sales arrangements that include flexible pricing and payment terms, and the timing of our revenue recognition for these arrangements may vary from our historical recognition methods.  This may result in lower upfront revenue recognition and an increase in deferred revenue.  This could lead to further operating losses and prevent us from meeting our forecasted revenue targets until the revenue recognized from these types of deals stabilizes.  There is no guarantee that the use of flexible terms will increase our sales.

Our future quarterly results may fluctuate significantly, which could cause our stock price to decline.

Our previous results are not necessarily indicative of our future performance and our future quarterly results may fluctuate significantly.  Our future performance will depend on many factors, including:

•	fluctuations in the economy;

•	the timing of securing software license contracts and the delivery of software and related revenue recognition;

•	the seasonality of information technology, including network storage products, spending;

•	the average unit selling price of our products;

•	existing or new competitors introducing better products at competitive prices before we do;

•	our ability to manage successfully the complex and difficult process of qualifying our products with our customers;

•	new products or enhancements from us or our competitors;

•	our ability to release new and innovative products;

•	import or export restrictions on our proprietary technology; and

•	personnel changes.

Many of our expenses are relatively fixed and difficult to reduce or modify. As a result, the fixed nature of our expenses will magnify any adverse effect of a decrease in revenue on our operating results.

Our stock price may be volatile and during the year ended December 31, 2013 our stock traded below $1.00 per share.

The market price of our common stock has been volatile in the past and may be volatile in the future. For example, during the twelve months ended June 30, 2014, the closing market price of our common stock as quoted on the NASDAQ Global Market fluctuated between $0.89 and $1.79. To the extent the market price of our common stock consistently closes below $1.00 per share, we may be subject to delisting from the NASDAQ Global Market. If our common stock is delisted from the NASDAQ Global Market, it could materially impact the liquidity of our stock or our ability to raise more capital. The market price of our common stock may be significantly affected by the following factors:

•	actual or anticipated fluctuations in our operating results, including changes in the timing of when we recognize revenue;

•	the status of the derivative lawsuit;

•	failure to meet financial estimates;

•	changes in market valuations of other technology companies, particularly those in the network storage software market;

•	the announcement of any strategic alternatives;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, strategic alternatives, joint ventures or capital commitments;

•	loss of one or more key customers;

•	the issuance of additional shares of the Series A redeemable convertible preferred stock pursuant to dividend rights; and

•	departures of key personnel.

The stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

Our marketable securities portfolio could experience a decline in market value which could materially and adversely affect our financial results.

As of December 31, 2013, we held short-term marketable securities aggregating $8.1 million. We invest in a mixture of corporate bonds, government securities and marketable debt securities, the majority of which are high investment grade, and we limit the amount of credit exposure through diversification and investment in highly rated securities. However, investing in highly rated securities does not entirely mitigate the risk of potential declines in market value. A deterioration in the economy, tightening of credit markets or significant volatility in interest rates, could cause our marketable securities to decline in value or could impact the liquidity of the portfolio. If market conditions deteriorate significantly, our results of operations or financial condition could be materially and adversely affected.

The ability to predict our future effective tax rates could impact our ability to accurately forecast future earnings.

We are subject to income taxes in both the United States and the various foreign jurisdictions in which we operate. Judgment is required in determining our provision for income taxes and there are many transactions and calculations where the tax determination may be uncertain. Our future effective tax rates could be affected by changes in our (i) earnings or losses; (ii) changes in the valuation of our deferred tax assets; (iii) changes in tax laws; and (iv) other factors. Our ability to correctly predict our future effective tax rates based upon these possible changes could significantly impact our forecasted earnings.

The likelihood of a change of control in our company could be impacted by the fact that we have a significant amount of authorized but unissued preferred stock, a staggered Board of Directors and change of control agreements as well as certain provisions under Delaware law.

Our Board of Directors has the authority, without further action by our common stockholders, to issue up to an additional 1,100,000 shares of preferred stock on such terms and with such rights, preferences and designations, including, without limitation restricting dividends on our common stock, dilution of the voting power of our common stock and impairing the liquidation rights of the holders of our common stock, as the Board may determine without any vote of our common stockholders.  Issuance of such preferred stock, depending upon the rights, preferences and designations thereof may have the effect of delaying, deterring or preventing a change in control. In addition, certain “anti-takeover” provisions of the Delaware General Corporation Law, among other things, may restrict the ability of our stockholders to authorize a merger, business combination or change of control. Further, we have a staggered Board of Directors and have entered into change of control agreements through either employment agreements or our 2005 Key Executive Severance Protection Plan with certain executives.

Our business could be materially affected as a result of a natural disaster, terrorist acts, or other catastrophic events.

While our headquarters facilities contain redundant power supplies and generators, our domestic and foreign operations, and the operations of our industry partners, remain susceptible to fire, floods, power loss, power shortages, telecommunications failures, break-ins and similar events.

Terrorist actions domestically or abroad could lead to business disruptions or to cancellations of customer orders or a general decrease in corporate spending on information technology, or could have direct impact on our marketing, administrative or financial functions and our financial condition could suffer.

In 2011, our supply of hardware components was impacted by floods in Thailand. We continually look for alternatives to help mitigate any supply chain disruptions due to natural disasters, terrorist acts or other catastrophic events. However, our failure to mitigate these supply chain disruptions could impact our ability to procure and deliver products to our customers, which could adversely impact our overall financial condition.

We are dependent on a variety of IT and telecommunications systems, and any failure of these systems could adversely impact our business and operating results.

We depend on IT and telecommunications systems for our operations. These systems support a variety of functions including order processing, shipping, shipment tracking, billing, support center and internal information exchange.

Failures or significant downtime of our IT or telecommunications systems could prevent us from taking customer orders, shipping products, billing customers, handling support calls, or communication among our offices. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our customers. Our support centers are dependent upon telephone and data services provided by third party telecommunications service vendors and our IT and telecommunications system. Any significant increase in our IT and telecommunications costs or temporary or permanent loss of our IT or telecommunications systems could harm our relationships with our customers. The occurrence of any of these events could have an adverse effect on our operations and financial results.

United States Government export restrictions could impede our ability to sell our software to certain end users.

Certain of our products include the ability for the end user to encrypt data. The United States, through the Bureau of Industry Security, places restrictions on the export of certain encryption technology. These restrictions may include:  the requirement to have a license to export the technology; the requirement to have software licenses approved before export is allowed; and outright bans on the licensing of certain encryption technology to particular end users or to all end users in a particular country. Certain of our products are subject to various levels of export restrictions. These export restrictions could negatively impact our business.

The international nature of our business could have an adverse affect on our operating results.

We sell our products worldwide. Accordingly, our operating results could be materially adversely affected by various factors including regulatory, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, and acts of terrorism and international conflicts.

Additional risks inherent in our international business activities generally include, among others, longer accounts receivable payment cycles, difficulties in managing international operations, decreased flexibility in matching workforce needs as compared with the U.S., and potentially adverse tax consequences. Such factors could materially adversely affect our future international sales and, consequently, our operating results.

Foreign currency fluctuations may impact our revenues.

Our licenses and services in Japan are sold in Yen. Many of our licenses and services in the Republic of Korea, Australia, Canada, and in Europe are sold in Won, Australian dollars, Canadian dollars and European Monetary Units (“Euros”), respectively.

Changes in economic or political conditions globally and in any of the countries in which we operate could result in exchange rate movements, new currency or exchange controls or other restrictions being imposed on our operations.

Fluctuations in the value of the U.S. dollar may adversely affect our results of operations. Because our consolidated financial results are reported in U.S. dollars, translation of sales or earnings generated in other currencies into U.S. dollars can result in a significant increase or decrease in the reported amount of those sales or earnings.  Significant changes in the value of these foreign currencies relative to the U.S. dollar could have a material adverse effect on our financial condition or results of operations.

Fluctuations in currencies relative to currencies in which our earnings are generated make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues, expenses and cash flows of our foreign operations are translated using average exchange rates during each period.

In addition to currency translation risks, we incur currency transaction risk whenever we enter into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot be assured we will be able to effectively manage our currency transaction and/or translation risks. Volatility in currency exchange rates may have a material effect on our financial condition or results of operations. Currency exchange rate fluctuations have not, in the past, resulted in a material impact on earnings. However, we may experience at times in the future an impact on earnings as a result of foreign currency exchange rate fluctuations.

Because we conduct operations in China, risks associated with economic, political and social events in China could negatively affect our business and operating results.

China is a significant market for our products. We have an OEM agreement with Huawei which has historically provided us with significant revenue. As of December 31, 2013 we have 16 employees in China. Our operations in China are subject to a number of risks relating to China’s economic and political systems, including:

•	government controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;

•	extensive government regulation;

•	changing governmental policies relating to tax benefits available to foreign-owned businesses;

•	the telecommunications infrastructure;

•	relatively uncertain legal system; and

•	uncertainties related to continued economic and social reform.

Any significant interruption in our China operations, whether resulting from any of the above uncertainties, natural disasters or otherwise, could result in delays or disruptions in our revenue and our research development operations, either of which could cause our business and operating results to suffer.

If we are unable to protect our intellectual property, our business will suffer.

Our success is dependent upon our proprietary technology. We have 20 patents issued, and we have multiple pending patent applications, numerous trademarks registered and multiple pending trademark applications related to our products. We cannot predict whether we will receive patents for our pending or future patent applications, and any patents that we own or that are issued to us may be invalidated, circumvented or challenged. In addition, the laws of certain countries in which we sell and manufacture our products, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

We also rely on trade secret, copyright and trademark laws, as well as the confidentiality and other restrictions contained in our respective sales contracts and confidentiality agreements to protect our proprietary rights. These legal protections afford only limited protection.

Our efforts to protect our intellectual property may cause us to become involved in costly and lengthy litigation, which could seriously harm our business.

In recent years, there has been significant litigation in the United States involving patents, trademarks and other intellectual property rights.

We were already subject to one action, which alleged that our technology infringed on patents held by a third party. While we settled this litigation, the fees and expenses of the litigation as well as the litigation settlement were expensive and the litigation diverted management’s time and attention. Any additional litigation, regardless of its outcome, would likely be time consuming and expensive to resolve and would divert management’s time and attention and might subject us to significant liability for damages or invalidate our intellectual property rights. Any potential intellectual property litigation against us could force us to take specific actions, including:

•	cease selling our products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology or trademark, which license may not be available on reasonable terms, or at all; or

•	redesign those products that use infringing intellectual property or cease to use an infringing product or trademark.

Developments limiting the availability of Open Source software could impact our ability to deliver products and could subject us to costly litigation.

Many of our products are designed to include software or other intellectual property licensed from third parties, including “Open Source” software. At least one intellectual property rights holder has alleged that it holds the rights to software traditionally viewed as Open Source. In addition, United States courts have not interpreted the terms of many open source licenses, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our appliances. We could be required to seek licenses from third parties in order to continue offering our software, to re-engineer our software, to discontinue the sale of our software in the event re-engineering cannot be accomplished on a timely basis or to litigate any disputes relating to our use of open source software, any of which could harm our business. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

The loss of any of our key personnel could harm our business.

Our success depends upon the continued contributions of our key employees, many of whom would be extremely difficult to replace. We do not have key person life insurance on any of our personnel. Worldwide competition for skilled employees in the network storage software industry is extremely intense. If we are unable to retain existing employees or to hire and integrate new employees, our business, financial condition and operating results could suffer. In addition, companies whose employees accept positions with competitors often claim that the competitors have engaged in unfair hiring practices. We may be the subject of such claims in the future as we seek to hire qualified personnel and could incur substantial costs defending ourselves against those claims.

We may not successfully integrate the products, technologies or businesses from, or realize the intended benefits of acquisitions.

We have made, and may continue to make, acquisitions of other companies or their assets. Integration of the acquired products, technologies and businesses, could divert management’s time and resources though we have no agreements, commitments or understanding with respect to any acquisition. Further, we may not be able to properly integrate the acquired products, technologies or businesses, with our existing products and operations, train, retain and motivate personnel from the acquired businesses, or combine potentially different corporate cultures. If we are unable to fully integrate the acquired products, technologies or businesses, or train, retain and motivate personnel from the acquired businesses, we may not receive the intended benefits of the acquisitions, which could harm our business, operating results and financial condition.

If actual results or events differ materially from our estimates and assumptions, our reported financial condition and results of operations for future periods could be materially affected.

The preparation of consolidated financial statements and related disclosure in accordance with generally accepted accounting principles requires management to establish policies that contain estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Note 1 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 describes the significant accounting policies and estimates essential to preparing our financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures.  We base our estimates on historical experience and assumptions that we believe to be reasonable under the circumstances. Actual future results may differ materially from these estimates. We evaluate, on an ongoing basis, our estimates and assumptions.

Our agreements with the holders of the Series A redeemable convertible preferred stock contain covenants that could limit our ability to obtain financing using our equity.  In addition, if we engage in future financings, we may have to use the proceeds to redeem the preferred stock held by such holders.  This could cause us to have difficulty in obtaining capital necessary to run our business.

Our agreements with the holders of the Series A redeemable convertible preferred stock give such holders veto power over certain future financings, and give such holders certain rights to participate in any subsequent financing, whether through debt or equity (subject to certain exclusions).  These participation rights could discourage a potential investor or a potential lender from making financing available to us on favorable terms.  Because of these covenants, if we determine that we are in need of additional capital, we might not be able to obtain it.  In addition, our agreements with the holders of the Series A redeemable convertible preferred stock provide that if, at the time of certain future debt or equity financings, the proceeds of which exceed $5 million, the holders of the Series A redeemable convertible preferred stock still have outstanding Series A redeemable convertible preferred stock, then we must offer to repurchase their Series A redeemable convertible preferred stock.  The holders of the Series A redeemable convertible preferred stock have the right to accept the offer or to retain their Series A redeemable convertible preferred stock.  If we do a financing, and the holders of the Series A redeemable convertible preferred stock elect to have their Series A redeemable convertible preferred stock repurchased, then the capital raised in excess of $5 million will go to repurchase the holders’ Series A redeemable convertible preferred stock, instead of being able to be used for our business.

Our agreements with the holders of the Series A redeemable convertible preferred stock prevent us from undertaking certain transactions or incurring certain indebtedness without such holders’ consent or unless the Series A redeemable convertible preferred stock held by such holders is repurchased.  This could hurt our ability to sell underperforming assets or lines of business or to obtain financing.

Our agreements with the holders of the Series A redeemable convertible preferred stock prevent us from undertaking certain transactions or incurring certain debt without such holders’ consent or unless the Series A redeemable convertible preferred stock held by such holders’ is repurchased.  These transactions include, but are not limited to:

•	A merger with, or the sale of substantially all of the Company’s assets or capital stock, to a third party;

•	Assumption of indebtedness in excess of 80% of the Company’s accounts receivable; and

•	The sale, license or other disposition of 10% or more of the tangible assets or capital stock of the Company.

This could limit our ability to sell off underperforming assets or business lines.  It could also prevent us from obtaining financing we may need to run or to grow our business.

The holders of the Series A redeemable convertible preferred stock are entitled to dividends on the Series A redeemable convertible preferred stock they hold.  The payment of these dividends will decrease cash that is available to us to invest in our business.  If, after one year, we do not have adequate cash to pay the dividends, the holders of the Series A redeemable convertible preferred stock may elect to receive the dividends in the form of Company common stock.  This would dilute the holdings of all other stockholders.

Our agreements with the holders of the Series A redeemable convertible preferred stock provide that such holders will receive quarterly dividends on the Series A redeemable convertible preferred stock at prime rate plus 5%, subject to a maximum dividend rate of 10%.  If, we do not have positive cash flow of $1 million in any calendar quarter (after allowance for payment of the dividends), then we can either roll over the dividends or pay a part of the dividends in Company common stock (subject to the satisfaction of certain equity conditions).  After the first year of issuance of the Series A redeemable convertible preferred stock, the holders of the Series A redeemable convertible preferred stock have the right to convert the accrued but unpaid dividends into Company common stock.  The payment of the dividends will reduce the cash that we have available to invest in our business. If any dividends are paid in common stock, this will dilute the holdings of all other stockholders.  There can be no assurance that we will have enough cash to pay the dividends in cash.

If we breach various provisions of our agreements with the holders of the Series A redeemable convertible preferred stock, such holders may be entitled to demand redemption of the preferred stock and to gain majority control of our Board of Directors.  This would decrease the capital available for our business and give the holders of the Series A redeemable convertible preferred stock control of the Company.  There can be no assurance that we will not breach the relevant provisions or that if we do breach the provisions, that we will be able to redeem the preferred stock.

Our agreements with the holders of the Series A redeemable convertible preferred stock provide that if we breach certain provisions of the agreements, a “Breach Event” will have occurred.  If a Breach Event were to occur, the holders of the Series A redeemable convertible preferred stock would be entitled to demand the redemption of any outstanding Series A redeemable convertible preferred stock that they hold.  If we did not have the cash necessary to redeem the Series A redeemable convertible preferred stock, the dividends accruing on any outstanding Series A redeemable convertible preferred stock would increase to prime plus 10% (from prime plus 5%).  For each six months that the Series A redeemable convertible preferred stock remained unredeemed, the dividend rate would increase by 1%, subject to a maximum dividend rate of 19%.  Paying these increased dividends could further decrease the amount of capital we have available to run and to invest in our business.   In addition, if a Breach Event were to occur, our Board of Directors would automatically be increased, with the holders of the Series A redeemable convertible preferred stock having the right to appoint the new directors, so that the holders of the Series A redeemable convertible preferred stock would have appointed a majority of the Board of Directors.  This would give the holders of the Series A redeemable convertible preferred stock control of the Company. There can be no assurance that a Breach Event will not occur and that if a Breach Event does occur, that we will be able to redeem the Series A redeemable convertible preferred stock.

We defaulted under a covenant in the Stock Purchase Agreement covering our Series A redeemable convertible preferred stock.  While we obtained a waiver of default, there can be no assurance that we will not default again in the future or that the holders of the Series A redeemable convertible preferred stock will provide waivers of default in the future.

As of June 30, 2014, we were not in compliance with the financial covenant related to EBITDA in the Stock Purchase Agreement (the “SPA”) covering our Series A redeemable convertible preferred stock because we did not reach the agreed upon EBITDA for two consecutive quarters.  Under the SPA, this default would allow the Series A redeemable convertible preferred stockholders to require us to redeem any of the Series A redeemable convertible preferred stock for the greater of 100% of the stated value plus accrued and unpaid dividends or the product of the number of shares of common stock underlying the Series A redeemable convertible preferred stock and the closing price as of June 30, 2014.  We were able to obtain a waiver of the default from the Series A redeemable convertible preferred stockholders.  There can be no guarantee that we will meet the EBITDA targets going forward or that the Series A redeemable convertible preferred stockholders will grant a waiver if we fail to meet the financial covenant.  If we breach the financial covenant, and if we are unable to obtain a waiver of that default, the Series A redeemable convertible preferred stockholders would be able to redeem their holdings.  If the Series A redeemable convertible preferred stock were to be redeemed, it would negatively impact our total cash and cash equivalents.

The holders of the Series A redeemable convertible preferred stock have the right to require redemption of the Series A redeemable convertible preferred stock after August 5, 2017.  If we are not able to redeem the Series A redeemable convertible preferred stock following a redemption request, the dividends on the Series A redeemable convertible preferred stock will increase.  These increased dividends could further reduce the amount of capital available for use in our business.  In addition, if we are not able to redeem the Series A redeemable convertible preferred stock then the holders of the Series A redeemable convertible preferred stock will be entitled to appoint a majority of our Board of Directors, which will give the holders of the Series A redeemable convertible preferred stock control of the Company. There can be no assurance that we will be able to redeem the Series A redeemable convertible preferred stock after August 5, 2017.

After August 5, 2017, the holders of the Series A redeemable convertible preferred stock have the right to demand redemption of any of the outstanding Series A redeemable convertible preferred stock that they still hold.  If we do not have the funds necessary to redeem the Series A redeemable convertible preferred stock, the dividends accruing on any outstanding Series A redeemable convertible preferred stock will increase to prime plus 10% (from prime plus 5%).  For each six months that the Series A redeemable convertible preferred stock remains unredeemed, the dividend rate increases by 1%, subject to a maximum dividend rate of 19%.  Paying these increased dividends could further decrease the amount of capital we have available to run and to invest in our business.  In addition, our failure to redeem the Series A redeemable convertible preferred stock would be considered a “Breach Event” under the agreements with the holders of the Series A redeemable convertible preferred stock.  If a Breach Event were to occur, then, under the agreements with the holders of our Series A redeemable convertible preferred stock, our Board of Directors would automatically be increased, with the holders of the Series A redeemable convertible preferred stock having the right to appoint the new directors, so that the holders of the Series A redeemable convertible preferred stock would have appointed a majority of the Board of Directors.  This would give the holders of the Series A redeemable convertible preferred stock control of the Company.  There can be no assurance that we will be able to redeem the Series A redeemable convertible preferred stock after August 5, 2017 should the holders of our Series A redeemable convertible preferred stock request such redemption.

Unknown Factors

Additional risks and uncertainties of which we are unaware or which currently we deem immaterial also may become important factors that affect us.

SELLING STOCKHOLDERS

The following list of Selling Stockholders includes, the number of shares of Common Stock beneficially owned, the maximum number of shares of Common Stock to be sold in the Offering by the Selling Stockholders and the number of shares of Common Stock to be beneficially owned by the Selling Stockholders after the Offering (assuming sale of such maximum number of shares).  We have 45,217,746 shares of Common Stock outstanding as of July 30, 2014.

A Selling Stockholder may sell all or part of the shares of Common Stock registered for its account hereunder.  To the extent that, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, a Selling Stockholder may be deemed to be the beneficial owner of shares held by one or more other beneficial owners of Common Stock, we have included all of such shares in the information presented in the table.

	Shares Beneficially Owned Prior to this Offering(1)	Percent Beneficially Owned Prior to this Offering(1)	Maximum Number of Shares to be Offered for Resale	Shares to be Beneficially Owned after this Offering(1)	Percent to be Beneficially Owned after this Offering(1)
Estate of ReiJane Huai (2) Shuwen Huai, Executor 3 Carlisle Drive Old Brookville, New York 11545	5,498,533	12.2%	5,498,533	0	N/A
Barry Rubenstein (3) 68 Wheatley Road Brookville, NY 11545	2,735,568	6.0%	2,665,468	70,100	*
Brookwood Partners, L.P. (3) 68 Wheatley Road Brookville, NY 11545	187,900	*	187,900	0	N/A
Seneca Ventures (3) 68 Wheatley Road Brookville, NY 11545	131,323	*	131,323	0	N/A
Woodland Partners (3)	957,257	2.1%	957,257	0	N/A
Woodland Venture Fund (3)	436,800	*	436,800	0	N/A
Irwin Lieber (4)	1,890,117	4.2%	1,820,017	70,100	*
Steven A. Fischer (5)	145,000	*	2,500	142,500	*
__________________________________
* Less than one percent

(1)
A person is deemed to be the beneficial owner of voting securities that can be acquired by such person within 60 days after the date hereof upon the exercise of options, warrants or convertible securities.  Each beneficial owner’s percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and that are currently exercisable (i.e., that are exercisable within 60 days from the date hereof) have been exercised.  Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

(2)	Based upon information contained in a report on Schedule 13D filed on August 5, 2014 by the Estate of ReiJane Huai – Shuwen Huai, Executor.

(3)
Based upon information contained in Forms 4 and a report on Schedule 13D (the “Woodland 13D”), as amended, filed jointly by Barry Rubenstein, Marilyn Rubenstein, Brookwood Partners, L.P. (“Brookwood”), Seneca Ventures (“Seneca”), Woodland Partners (“Woodland Partners”), Woodland Venture Fund (“Woodland Fund”), and Woodland Services Corp. (“Woodland Services”) with the Securities and Exchange Commission (“SEC”), as well as certain other information.  Consists of (i) 715,900 shares of common stock held by Mr. Rubenstein, (ii) 187,900 shares of common stock held by Brookwood, (iii) 131,323 shares of common stock held by Seneca, (iv) 957,257 shares of common stock held by Woodland Partners, (v) 436,800 shares of common stock held by Woodland Venture, (vi) 100,000 shares of common stock held by the Barry Rubenstein Rollover IRA account, (vii) 35,000 shares of common stock held by the Barry Rubenstein IRA account, (viii) 100,000 shares of common stock held in a joint account by Barry Rubenstein and Marilyn Rubenstein, Mr. Rubenstein’s spouse, (ix) 20,100 shares of restricted stock, (x) 50,000 shares of Common Stock held by Barry Rubenstein issuable upon exercise of options that are currently exercisable, and (xi) 1,258 shares of common stock held by Marilyn Rubenstein. Mr. Rubenstein disclaims beneficial ownership of the securities held by Brookwood, Seneca, Woodland Partners, Woodland Fund, and Mr. Rubenstein’s spouse, Marilyn Rubenstein, except to the extent of his respective equity interest therein.  Mrs. Rubenstein disclaims beneficial ownership of the securities held by Brookwood, Seneca, Woodland Partners, Woodland Fund and Mrs. Rubenstein’s spouse Barry Rubenstein except the extent of her respective equity interest therein.  Mr. Rubenstein has been a Director of the Company in November 2009.

(4)
Based on information contained in Forms 3, 4 and 5 filed by Mr. Lieber and certain other information.  Consists of (i) 1,653,017 shares of common stock held by Mr. Lieber, (ii) 3,000 shares of common stock held in a joint account by Madeline Lieber and Irwin Lieber, Mr. Lieber’s spouse, (iii) 164,000 shares of common stock held by Buckland Focus Fund (“Buckland”) which Mr. Lieber is a General Partner, (iv) 20,100 shares of restricted stock, and (v) 50,000 shares of Common Stock issuable upon exercise of options that are currently exercisable.  Mr. Lieber disclaims beneficial ownership of the securities held by Buckland, except to the extent of his respective equity interests therein.  Mr. Lieber has been a Director of the Company since November 2009.

(5)
Based upon information contained in Forms 4 filed by Mr. Fischer and certain other information.  Consists of (i) 44,900 shares of common stock held by Mr. Fischer, (ii) 20,100 shares of restricted stock and (iii) 80,000 shares of common stock issuable upon exercise of currently exercisable options.  Mr. Fischer became a Director of the Company in August 2001.

The following table names the ultimate beneficial owners of the shares of our Common Stock for those Selling Stockholders that are not individuals.

Name of the Entity	Information
Brookwood Partners, L.P.	Mr. Barry Rubenstein Mrs. Marilyn Rubenstein
Seneca Ventures	Mr. Barry Rubenstein
Woodland Partners	Mr. Barry Rubenstein Mrs. Marilyn Rubenstein
Woodland Venture Fund	Mr. Barry Rubenstein

DESCRIPTION OF CAPITAL STOCK

FalconStor is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share.  As of July 30, 2014, there were approximately 45,217,746 shares of common stock outstanding and 900,000 shares of Series A preferred stock outstanding.

The following is a summary of the material terms of our capital stock and certain other securities convertible into our capital stock.  You should refer to our Restated Certificate of Incorporation, as amended, and Bylaws and the agreements and instruments described below for more detailed information.

Common Stock

Each share of common stock entitles its record holder to one vote on all matters to be voted on by the common stockholders of FalconStor.  Except as otherwise provided by law, actions by the common stockholders of FalconStor may be approved by a majority vote of the stockholders present at a duly called meeting of the stockholders at which a quorum is present (with the Series A convertible preferred stock generally voting on an as-converted basis with the common stock); however, an amendment to the Bylaws by the stockholders requires the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, as well as approval by the holders of Series A convertible preferred stock, as described more fully below. The Board of Directors of the Company may amend the Bylaws with the majority vote of the total number of authorized directors.  The Board of Directors of FalconStor is classified and currently consists of seven directors divided into three classes, each class with a term of office expiring the third succeeding annual meeting of stockholders after election of such class.  At all meetings of stockholders for the election of directors, a plurality of the votes cast is sufficient to elect.  No provision of FalconStor’s Restated Certificate of Incorporation or Bylaws provides for cumulative voting in the case of the election of directors or on any other matter.

Each holder of common stock of FalconStor is entitled to share pro rata in any dividends paid on the common stock out of assets legally available for that purpose, when, and if declared by the Board of Directors.  Upon the liquidation, dissolution or winding up of the Company, the assets of the Company shall be distributed pro rata among the holders of common stock.  However, the aforementioned dividend and liquidation rights are limited and qualified by the Series A convertible preferred stock, which has a preference to any such distribution of the assets or funds.  Other than the rights described above, the holders of common stock have no redemption, preemptive, subscription or conversion rights, nor any rights to payment from any sinking or similar fund, and are not subject to any calls or assessments.  There are no restraints in the Restated Certificate of Incorporation or Bylaws of FalconStor on the right of holders of shares of common stock to sell or otherwise alienate their shares of stock in FalconStor, and there are no provisions discriminating against any existing or prospective holder of shares of common stock as a result of such security holder owning a substantial amount of securities.

In addition to FalconStor’s outstanding common stock, FalconStor has outstanding options to purchase its common stock held by its employees and directors and additional shares available for issuance under several equity compensation plans, as further described in FalconStor’s periodic reports filed with the SEC.

Preferred Stock

FalconStor was authorized to issue 2,000,000 shares of preferred stock, par value $0.001 per share.  In September, 2013,  pursuant to this authorization, FalconStor issued 900,000 shares designated as Series A convertible preferred stock.  This leaves 1,100,000 shares of authorized but unissued preferred stock.  FalconStor currently has 900,000 shares of Series A convertible preferred stock outstanding.

Series A Convertible Preferred Stock

On September 16, 2013, FalconStor issued to Hale Capital 900,000 shares of Series A convertible preferred stock, par value $0.001 per share, at a price of $10 per share, subject to the terms of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Certificate of Designations”).  On September 25, 2013, Hale Capital assigned and transferred to its affiliate, HCP-FVA, the 900,000 shares of Series A convertible preferred stock and all of its rights and obligations under the Purchase Agreement.

Pursuant to the Certificate of Designations, each share of Series A convertible preferred stock can be converted into shares of FalconStor’s common stock, at an initial conversion price equal to $1.02488 per share, subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction, (i) at any time at the option of the holder or (ii) by FalconStor if, following the first anniversary of the issuance of the Series A convertible preferred stock (subject to extension under certain circumstances), the volume weighted average trading price per share of FalconStor’s common stock for sixty (60) consecutive trading days exceeds 250% of the conversion price and continues to exceed 225% of the conversion price through the conversion date, subject at all times to the satisfaction of, and the limitations imposed by, the equity conditions set forth in the Certificate of Designations (including, without limitation, the volume limitations set forth therein).

Pursuant to the Certificate of Designations, the holders of the Series A convertible preferred stock will also receive quarterly dividends at the prime rate (provided in the Wall Street Journal Eastern Edition) plus 5% (up to a maximum dividend rate of 10%), payable in cash, provided, that if FalconStor does not have at least $1.0 million in positive cash flow for any calendar quarter after giving effect to the payment of such dividends, FalconStor shall pay such dividends in a combination of cash (to the extent of its positive cash flow in excess of $1.0 million or, if the Company so elects, such greater amount up to the amount of its positive cash flow) and the remainder can be accrued or paid in common stock to the extent certain equity conditions are satisfied.  A holder’s right to convert its shares of Series A convertible preferred stock and receive dividends in the form of common stock is subject to certain limitations including, among other things, that the shares of common stock issuable upon conversion or as dividends will not, prior to receipt of stockholder approval, result in any holder beneficially owning greater than 19.99% of FalconStor’s currently outstanding shares of common stock.

Upon certain triggering events, such as bankruptcy, insolvency or a material adverse effect or failure of FalconStor to issue shares of common stock upon conversion of the Series A convertible preferred stock in accordance with its obligations, the holders may require FalconStor to redeem all or some of the Series A convertible preferred stock at a price per share equal to the greater of (i) the sum of 100% of the stated value of a share of Series A convertible preferred stock plus accrued and unpaid dividends with respect thereto, and (ii) the product of the number of shares of common stock underlying a share of Series A convertible preferred stock and the closing price as of the occurrence of the triggering event.  On or after August 5, 2017, each holder of Series A convertible preferred stock can also require FalconStor to redeem its Series A convertible preferred stock in cash at a per share price equal to 100% of the stated value of a share of Series A convertible preferred stock plus accrued and unpaid dividends with respect thereto.  Upon consummation of a fundamental sale transaction, the Series A convertible preferred stock shall be redeemed at a per share redemption price equal to the greater of (y) 250% of the per share purchase price of the Series A convertible preferred stock and (z) the price payable in respect of such share of Series A convertible preferred stock if such share of Series A convertible preferred stock had been converted into such number of shares of common stock in accordance with the Certificate of Designations (but without giving effect to any limitations or restrictions contained therein) immediately prior to such fundamental sale transaction. In addition, if FalconStor consummates an equity or debt financing that results in more than $5.0 million of net proceeds to FalconStor and/or its subsidiaries, the holders of Series A convertible preferred stock will have the right, but not the obligation, to require FalconStor to use the net proceeds in excess of $5.0 million to repurchase all or a portion of the Series A convertible preferred stock at a per share price equal to the greater of (i) the sum of 100% of the stated value of such share of Series A convertible preferred stock plus accrued and unpaid dividends with respect thereto, and (ii) the number of shares of common stock into which such share of Series A convertible preferred stock is then convertible multiplied by the greater of (y) the closing price of the common stock on the date of announcement of such financing or (z) the closing price of the common stock on the date of consummation of such financing.

Each holder of Series A convertible preferred stock has a vote equal to the number of shares of common stock into which its Series A convertible preferred stock would be convertible as of the record date.  In addition, the holders of a majority of the Series A convertible preferred stock must approve certain actions, including approving any amendments to FalconStor’s Restated Certificate of Incorporation or Bylaws that adversely affects the voting powers, preferences or other rights of the Series A convertible preferred stock; payment of dividends or distributions; any liquidation, capitalization, reorganization or any other fundamental transaction of FalconStor; issuance of any equity security senior to or on parity with the Series A convertible preferred stock as to dividend rights, redemption rights, liquidation preference and other rights; issuances of equity below the conversion price; any liens or borrowings other than non-convertible indebtedness from standard commercial lenders which does not exceed 80% of FalconStor’s accounts receivable; and the redemption or purchase of any of the capital stock of FalconStor.

In connection with the issuance and sale of the Series A convertible preferred stock, FalconStor and Hale Capital also agreed that the holders of the Series A convertible preferred stock have the exclusive right, voting separately as a class, to elect two (2) directors to the Board of Directors, for so long as at least eighty-five percent (85%) of the Series A convertible preferred stock purchased under the Purchase Agreement remains outstanding, which shall be reduced to one (1) director at such time as less than eighty-five percent (85%) but greater than fifteen percent (15%) of the Series A convertible preferred stock purchased under the Purchase Agreement remains outstanding. Mr. Hale was designated for election to, and currently serves as a member of, FalconStor’s Board of Directors.

Anti-Takeover Provisions

FalconStor may issue up to an additional 1,100,000 shares of preferred stock on such terms and with such rights, preferences and designations, including, without limitation restricting dividends on its common stock, dilution of the voting power of its common stock and impairing the liquidation rights of the holders of its common stock, as the Board of Directors may determine without any vote of the stockholders.  The issuance of such preferred stock, depending upon the rights, preferences and designations thereof may have the effect of delaying, deterring or preventing a change in control of FalconStor.

FalconStor is subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which may restrict the ability of stockholders to authorize a merger, business combination or change of control.  Further, the Company has a classified Board of Directors and has entered into change of control agreements through either employment agreements, its 2005 Key Executive Severance Protection Plan with certain executives, or certain incentives provided to certain employees, which may also have the effect of delaying, deterring or preventing a change in control.

ADDITIONAL INFORMATION

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information we incorporate by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the sale of all the shares of common stock that are part of this offering.  The documents we are incorporating by reference are as follows:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2013;

(2)	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014 and the quarter ended June 30, 2014;

(3)	Our Current Reports on Form 8-K filed with the SEC on April 7, 2014, May 30, 2014, June 12, 2014 and July 16, 2014; and

(4)
The description of our common stock contained in our registration statement on Form 8-A declared effective by the SEC on June 28, 1994, including any amendments or reports filed for the purpose of updating that description.

All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents, provided, however, that the registrant is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement.  Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference in this prospectus may be obtained from us without charge and will be provided to each person, including any beneficial owner, to whom a prospectus is delivered.  You may obtain a copy of the documents at no cost by submitting an oral or written request to:

FalconStor Software, Inc.
2 Huntington Quadrangle
Suite 2S01
Melville, New York  11747
Attention: Chief Financial Officer
(631) 777-5188

Additional information about us is available at our web site located at http://www.falconstor.com/.  Information contained in our web site is not a part of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, the Company has been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.